[SPECTRX LETTER HEAD]

SpectRx, Inc. (770) 242-8723

Bill Wells - Media
Thomas H. Muller, Jr. - Financial

SpectRx Reports Fourth Quarter and Year-End 2002 Results

Current Highlights

Initial SimpleChoice(R) products on the market

BiliChek(R) product line sale completed

$1.4 million National Cancer Institute grant awarded for Cervical Cancer Detection Technology

Norcross, GA, March 11, 2003 -- SpectRx, Inc. (NASDAQ: SPRX) today announced its operating results for the fourth quarter and year-end 2002.

Revenue for the fourth quarter of 2002 increased 23% to $774,000, compared with revenue of $632,000 in the fourth quarter of 2001. Revenue for all of 2002 was $3.8 million, a 55% increase over 2001 revenue of $2.5 million. Product revenue for 2002 was $2.7 million, which was a 14% increase over product revenue in 2001.

The net loss for the fourth quarter of 2002 was $1.8 million, or $0.16 per share, compared with a net loss of $1.8 million, or $0.18 per share, in the comparable quarter of 2001. For the full year, the net loss was $8.6 million, or $0.77 per share, compared with a net loss of $7.3 million, or $0.75 per share, in 2001.

The quarterly operating loss primarily resulted from spending for the development and launch of SimpleChoice products as well as from ongoing R&D programs in continuous glucose monitoring and cancer detection.

"We made a strategic decision in 2002 to focus our resources on diabetes and cancer detection, which led to the sale of the BiliChek business," said Mark A. Samuels, SpectRx chairman and CEO. "With the sale, which will generate $5 million in immediate and near-term cash and up to an additional $6.25 million in longer term royalties and earn outs, we are expanding our SimpleChoice product offerings and moving our development programs forward."

Diabetes Business -

"We are pleased to report that our initial SimpleChoice products are on the market. The SimpleChoice reservoir, our disposable insulin pump cartridge, is being particularly well received by our distributors. Purchase orders have been received and accepted from major national diabetes distributors covering most of our current reservoir production volume. The next product, the SimpleChoice easy insulin infusion set, is expected to launch in the second quarter. Due to its unique feature-set and compatibility with the most commonly used insertion devices, we expect to see rapid consumer adoption of this exciting new product. Other products in development include the SimpleChoice quick and patch," Mr. Samuels said.

"Regarding our continuous glucose monitoring product, we are in early stage discussions with potential strategic partners, in addition we are in the process of preparing for externally-sponsored exploratory clinical studies. We believe our continuous glucose monitoring technology, combined with our expanding line of SimpleChoice diabetes management products, represents an outstanding opportunity to create value for our customers and shareholders," said Mr. Samuels.

Non-invasive Business -

"We were very pleased to receive a $1.4 million grant from the National Cancer Institute for our non-invasive cervical cancer detection technology after an extensive and rigorous scientific review process. We are now preparing to move forward with the pivotal FDA clinical trials for the product. The trials, which we expect to take approximately 10 months, will be a major milestone toward the commercialization of this product. We are also continuing our efforts to obtain separate financing for our cancer development program," Mr. Samuels added.

"Our technology has the potential to provide detection and imaging of a wide variety of cancers. By using an image to guide the physician's biopsy or removal of cancer, we can provide an important new tool in the arsenal to fight this dreaded disease," he said.

Guidance -

"Because we have completed the sale of the BiliChek business, BiliChek product revenue will be considerably lower in 2003," said Thomas H. Muller, Jr., SpectRx CFO. " We expect BiliChek revenue, aside from proceeds from the asset sale, to be approximately $750,000 for the full year."

"Based on orders received and interest expressed, we expect the SimpleChoice product line, including A1c, reservoir and easy, to produce $4.0 to $6.0 million of revenue in 2003. Because of marketing expenses related to the product launch and research and development expenses, the SimpleChoice business will not produce an operating profit this year, although we believe it will be at a profitable operating run rate by the end of the year," Mr. Muller said.

In December 2002, loans with a principal balance of $400,000 made in 1996 to Chairman, Mark A. Samuels and President, Keith D. Ignotz became due. The officers surrendered the SpectRx shares and the shares of another company that constituted the sole collateral for the loans. The loans were structured originally to provide recourse only to the collateral. As a result, SpectRx incurred a charge of $508,000 in the fourth quarter of 2002.

SpectRx management will hold a conference call to discuss fourth quarter 2002 results on Wednesday, March 12, 2003 at 10 a.m. EST. To access the call via telephone, call 800-889-0817 or visit www.companyboardroom.com for access via the Internet.

SpectRx, Inc. is a medical technology company providing innovative detection, monitoring and treatment solutions for the diabetes and cancer markets. SpectRx markets the SimpleChoice(R) line of innovative diabetes management products. These FDA-cleared products complement the company's developmental consumer device for continuous glucose monitoring. SpectRx is also pursuing opportunities for its leading-edge biophotonic detection and monitoring technology, which uses light and spectral energies to create painless alternatives to blood-based and tissue-based procedures. Non-invasive products include a developmental non-invasive cervical cancer detection device and technology for detecting skin cancer. For more information, visit SpectRx's web site at www.spectrx.com and www.mysimplechoice.com.

SimpleChoice, SimpleChoice easy, SimpleChoice reservoir, SimpleChoice quick and SimpleChoice patch are trademarks owned by SimpleChoice, a SpectRx company.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: A number of the matters and subject areas discussed in this press release that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from SpectRx's actual future experience involving any of or more of such matters and subject areas. SpectRx has attempted to identify, in context, certain of the factors that it currently believes may cause actual future experience and results to differ from SpectRx's current expectations regarding the relevant matter or subject area. Such risks and uncertainties include: the early stage of products in development, its dependence on collaborative arrangements, the uncertainty of market acceptance of its products, the uncertainty of development or effectiveness of distribution channels and demand for its products, the intense competition in the medical device industry, the uncertainty of capital to develop and market its products, the uncertainty of regulatory approval of its products, its dependence on licensed intellectual property, as well as those that are more fully described from time to time in SpectRx's reports under the heading "Risk Factors" filed with the SEC, including SpectRx's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and subsequent quarterly reports on Form 10-Q.

Dollars in Thousands except per share data

SpectRx, Inc.

Consolidated Condensed Statement of Operations (Unaudited)

	Three Months Ended		Year Ended
	Dec. 31		Dec. 31
	2002	2001	2002	2001
Revenue	$774	$632	$3,798	$2,458

Expenses
Cost of Sales	451	647	1,624	2,064
Research & Development	964	853	5,622	3,842
Selling, General & Administration	566	986	4,434	3,987
Total Operating Expense	1,981	2,486	11,680	9,693

Operating Loss	(1,207)	(1,854)	(7,882)	(7,235)

Interest & Other Income	(499)	85	(418)	269
Net Loss	(1,706)	(1,769)	(8,300)	(6,966)
Preferred Stock Dividends	(79)	(79)	(315)	(315)
Net Loss Available to Common Stockholders	($1,785)	($1,848)	($8,615)	($7,281)

Basic & Diluted Net Loss per Share	($0.16)	($0.17)	($0.77)	($0.75)

Basic & Diluted Weighted Average Shares Outstanding	11,249	10,565	11,209	9,646

Selected Balance Sheet Data (Unaudited)
	December 31, 2002	December 31, 2001
Cash & Cash Equivalents	$1,287	$9,458
Working Capital	53	9,320
Total Assets	7,620	16,734
Accumulated Deficit	(47,895)	(39,280)
Stockholders' Equity	984	9,372
Convertible Redeemable Preferred Stock, Long-term Portion	$3,106	$4,769

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